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                                                                    EXHIBIT 11.1

      STATEMENT RE: COMPUTATION OF EARNINGS (LOSS) PER SHARE -- PRO FORMA

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
                                                                                SIX MONTHS ENDED
                                                      YEAR ENDED         -------------------------------
                                                   DECEMBER 31, 1995     JUNE 30, 1995     JUNE 30, 1996
                                                   -----------------     -------------     -------------
Weighted average common shares outstanding.......       5,195,472           5,195,587          5,197,007
Effect of Preferred Stock -- assumed converted at
  date of issuance...............................       5,666,165           5,666,163          5,776,819
Weighted average common equivalent shares
  resulting from stock options and warrants......         489,723             496,488                 --
Effect of Common and Common equivalent shares
  issued by the Company during the twelve month
  period immediately preceding the Company's
  filing of the registration statement for its
  initial public offering (using the treasury
  stock method)..................................       3,281,510           3,281,510          3,281,510
                                                       ----------          ----------        -----------
Shares used in computing pro forma net income
  (loss) per share...............................      14,632,870          14,639,748         14,255,336
                                                       ==========          ==========        ===========
Net income (loss)................................     $ 2,074,471         $ 5,105,020       $ (5,987,344)
Pro forma net income (loss) per share............     $      0.14         $      0.35       $      (0.42)
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